UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

             Cidade de Deus, Osasco, SP, December 30, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Complementary Interest on Own Capital
        . Banco Bradesco S.A.

     The  Board of  Directors  of this  Bank,  in a meeting  held on this  date, approved  the  Board of  Executive  Officers  proposal  for the  payment  to the
Company's  Stockholders,  in accordance with legal regulations and the Corporate
Bylaws,  of  complementary  interest  on own  capital  for  the  year  2002,  of
R$0.4191600  for the common stock and R$0.461076 for the preferred  stock,  both per lot of one thousand stocks,  which represent 35.6 times the monthly interest paid,  benefiting  the  stockholders  that are registered in the Bank's books on this date (Dec 30, 2002).

     The payment  will be made on Mar 7, 2003,  for the net value of  R$0.356286 for the common stock and  R$0.3919146 for the preferred  stock,  both per lot of one thousand stocks,  after deducting  withholding tax at 15% (fifteen percent), except for the stockholders  that are corporate  entities since these are exempt from this taxation, and thus will receive the declared value.

     This interest will be calculated based on the minimum  compulsory  dividend for the year, as provided in the Corporate Bylaws.

     The  interest on stocks held in custody  with the CBLC - Brazilian  Chamber for  Liquidation  and  Custody  will  be  paid  by  this  CBLC,  and it  will be transferred to the stockholders through the depositary Brokers.

                                   Cordially,

                               Banco Bradesco S.A.
                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30th, 2002

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.